UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-1402
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Lincoln Electric Company
Employee Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

Financial Statements and Schedule
The Lincoln Electric Company Employee Savings Plan
December 31, 2008 and 2007
Plan Sponsor and Administrator
The Lincoln Electric Company
Cleveland, Ohio 44117
(216) 481-8100
Employer Identification Number: 34-0359955

Report of Independent Registered Public Accounting Firm
Plan Administrator
The Lincoln Electric Company
 Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 26, 2009

The Lincoln Electric Company
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value	$199,430,678	$264,621,489
Receivables:
Participant contributions receivable	257,682	362,869
Employer contributions receivable	408,070	427,000
Investment income receivable	330,181	290,471

Total receivables	995,933	1,080,340

Total assets	200,426,611	265,701,829

Liabilities
Benefit claims payable	513,358	381,205
Corrective distributions payable	118,445	205,218

Total liabilities	631,803	586,423

Net assets available for benefits, at fair value	199,794,808	265,115,406

Adjustment from fair value to contract value for fully benefit responsive investment contract	1,457,144	253,319

Net assets available for benefits	$201,251,952	$265,368,725

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Additions
Interest and dividends	$7,295,958
Contributions:
Participants	12,013,644
Employer	7,160,061

Total additions	26,469,663

Deductions
Decline in fair value of investments	79,708,441
Participant withdrawals	10,759,550
Corrective distributions	118,445

Total deductions	90,586,436

Net decrease	(64,116,773)

Net assets available for benefits at beginning of year	265,368,725

Net assets available for benefits at end of year	$201,251,952

See notes to these financial statements.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of Plan
The following description of The Lincoln Electric Company Employee Savings Plan (as amended, the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (the Company), as defined by the Plan. The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions and Vesting
Participant Contributions
Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($15,500 for 2008 and 2007). Participants are immediately vested in their contributions plus actual earnings thereon. Participants have the right to direct Fidelity Management Trust Company (the Trustee) to invest contributions in any one fund or in a combination of funds in 1% increments.
The plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees. As a result, certain participants who are highly compensated employees may have a portion of their contributions refunded to them after the end of the Plan year.
Company Match
The Company contributes 35% of the first 6% of compensation contributed by certain participants to the Plan. Matching contributions are 100% vested after an employee has attained three years of service. The Company match is discretionary and can be suspended or terminated at any time. The amount of the Company match was $2,836,201 for 2008. Company match contributions are invested in the same manner as participant contributions.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
On December 15, 2008, the Plan sponsor notified plan participants of the suspension of the matching employer contribution for all employees effective January 1, 2009.
FSP Program
The Plan provides a Financial Security Program (FSP) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay, in which they become 100% vested after attaining three years of service. In July 2006, the Company amended the Plan to offer employees enhanced FSP benefits (FSP Plus). Eligible employees hired on or after January 1, 2006 will receive FSP Plus benefits under the Plan, but will not be eligible to participate in the Company’s defined benefit plan. Those eligible employees hired prior to January 1, 2006 either remained under the Company’s existing retirement programs, which includes both benefits under the Plan and the Company’s defined benefit plan, or made an irrevocable election to switch to the new program that provides the FSP Plus feature while earning a reduced benefit from the Company’s defined benefit plan. The Company began making contributions to the FSP Plus program to eligible employees on July 16, 2006 as follows:

FSP Plus
Company
Years of	Contribution
Service	(% of base pay)
1	4%
5	5%
10	6%
15	7%
20	8%
25	10%
The amount of FSP and FSP Plus contributions were $4,323,860 in 2008. FSP and FSP Plus contributions are invested in the same manner as participant contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. Forfeited amounts were $50,930 in 2008. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
Participant Loans
Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding FSP and FSP Plus contributions. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawals must begin no later than April 1 of the calendar year following the calendar year in which age 70-1/2 is attained or the calendar year in which the participant is terminated. A participant or beneficiary may elect to receive the portion of their distribution which is attributable to their interest in the Lincoln Electric Stock Fund in the form of whole shares with any fractional shares paid in cash or all in cash.
Plan Termination
The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The units of registered investment companies are valued at quoted market prices which represent the net asset values of units held by the Plan at year-end. The Common Shares of the Company held in the Lincoln Electric Stock Fund are valued at the last reported sales price on the last business day of the plan year. Debt securities are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded or securities are valued on the basis of information provided by a pricing service. Fully benefit responsive investment contracts are valued at contract value which is equal to the sum of participant’s invested principal plus all accrued interest. The participant loans are valued at amortized cost which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Administrative Expenses
All costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2008.
3. Investments
During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) declined in fair value as follows:

Net Realized and
Unrealized Decline in
Fair Value of
Investments
Units of registered investment companies	$(59,408,550)
Lincoln Electric Stock Fund	(20,299,891)

$(79,708,441)

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2008 and 2007 are as follows:

	2008	2007
Lincoln Electric Stock Fund	$61,507,193	$78,913,707
Fidelity Managed Income Portfolio	28,470,311	21,888,713
Dodge & Cox Balanced Fund	14,286,944	23,527,642
Fidelity Diversified International Fund	12,900,604	26,959,831
T. Rowe Price Blue Chip Growth SHS	12,306,217	**
Fidelity Blue Chip Growth Fund	**	19,939,745
PIMCO Total Return Inst CL Fund	11,953,070	7,161,394	*
Spartan U.S. Equity Index Fund	10,160,605	16,154,296

*	Below 5% threshold.

**	In 2008, the Plan changed available investment options from the Fidelity Blue Chip Growth Fund to the T. Rowe Price Blue Chip Growth SHS.
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
At December 31, 2008, the Plan held 1,207,681 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $61,507,193. For the year ended December 31, 2008, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $1,030,198. At December 31, 2007, the Plan held 1,108,650 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $78,913,707. The Plan’s shares of Lincoln Electric Holdings, Inc. are held in the Lincoln Electric Stock Fund.
Party-in-interest transactions also include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
6. Difference between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2008
Net assets available for benefits per financial statements	$201,251,952
Less: Deemed distribution of loans with no post-default payments	(98,153)
Less: Adjustment from contract value to fair value for fully benefit responsive investment contract	(1,457,144)

Net assets available for benefits per Form 5500	$199,696,655

The deemed distributions of participant loans with no post-default payments are loans that are in default by participants of the Plan. While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan as these loans are collateralized by participant funds.
The fully benefit responsive contract was adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contract will be stated at fair value.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan’s investments in the Company’s stock are exposed to market risk in the event of a significant decline in the value of Lincoln Electric Holdings, Inc. Common Shares. Participants assume all risk in connection with any decrease in the market price of any investment.
8. New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP provides additional guidance for estimating fair value in accordance with SFAS 157,

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
“Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. This staff position is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of FSP 157-4 is not expected to have a significant impact on the Plan’s financial statements.
In April 2009, the FASB issued FSP 115-2 and 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments.” This FSP amends the other-than-temporary impairment guidance in U.S. generally accepted accounting principles (GAAP) for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption is not permitted. The adoption of FSP 115-2 and 124-2 is not expected to have a significant impact on the Plan’s financial statements.
In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. The adoption of SFAS 162 is not expected to have a significant impact on the Plan’s financial statements.
In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities,” an amendment of SFAS 133. SFAS 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008 with early adoption permitted. The adoption of SFAS 161 is not expected to have a significant impact on the Plan’s financial statements.
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The Plan adopted the provisions of SFAS 157 related to its financial assets and liabilities on January 1, 2008. See Note 9.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
9. Fair Value Measurement
SFAS 157, “Fair Value Measurements,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under FASB Statement 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods used may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Lincoln Electric Company Employee Savings Plan
Notes to Financial Statements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash	$2,165,645	$—	$—	$2,165,645
Mutual Funds	100,863,942	—	—	100,863,942
Lincoln Electric Stock Fund	—	61,507,193	—	61,507,193
Common Collective Trust	—	27,013,167	—	27,013,167
Participant loans	—	—	7,880,731	7,880,731

Total investments at fair value	$103,029,587	$88,520,360	$7,880,731	$199,430,678

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$7,096,863
Loans issued and payments, net	783,868

Balance, end of year	$7,880,731

The Lincoln Electric Company
Employee Savings Plan
EIN: 34-0359955       Plan Number: 005
Form 5500, Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2008

	Description of
	Investment Including
	Maturity Date, Rate of
	Interest, Collateral, Par
Identity of Issue, Borrower, Lessor, or Similar Party	or Maturity Value	Current Value
Cash, interest bearing		$2,165,645

Common/Collective Trust:
Fidelity Managed Income Portfolio*	28,470,311 units	28,470,311

Units of registered investment companies:
Dodge & Cox Balanced Fund	278,715 units	14,286,944
Fidelity Diversified International Fund*	599,749 units	12,900,604
T. Rowe Price Blue Chip Growth SHS	534,820 units	12,306,217
PIMCO Total Return Inst CL Fund	1,178,804 units	11,953,070
Spartan US Equity Index Fund	318,514 units	10,160,605
Neuberger Berman Genesis Trust Fund	299,898 units	9,323,816
Artisan Mid Cap Fund	420,329 units	7,149,798
American EuroPacific Growth Fund	251,042 units	7,031,686
Perkins Mid Cap Value Fund	415,894 units	6,354,865
American Washington Mutual Fund	233,164 units	4,992,045
Vanguard Target Retirement 2030 Fund	42,454 units	659,735
Vanguard Target Retirement 2010 Fund	37,260 units	656,157
Vanguard Target Retirement 2015 Fund	63,353 units	605,021
Vanguard Target Retirement 2020 Fund	35,985 units	596,276
Vanguard Target Retirement 2025 Fund	52,108 units	483,046
Vanguard Target Retirement 2045 Fund	41,330 units	395,529
Vanguard Target Retirement 2040 Fund	19,818 units	299,844
Vanguard Target Retirement 2035 Fund	29,058 units	268,784
Vanguard Target Retirement 2050 Fund	16,877 units	256,191
Vanguard Target Retirement Income Fund	19,297 units	183,709

		100,863,942
Common stock held by the Lincoln Electric Stock Fund
Lincoln Electric Holdings, Inc.*	1,207,681 Common Shares	61,507,193

Participant loans*	Loans maturing at various dates through August 13, 2023 and bearing interest at rates ranging from 4.25% to 10.5%	7,782,578

Total assets		$200,789,669

*	Indicates party-in-interest to the Plan.

Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/S/ Vincent K. Petrella Vincent K. Petrella
Senior Vice President, Chief Financial Officer and Treasurer

Date: June 26, 2009